FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated November 21, 2017 of Diana Shipping Inc. (the "Company") announcing the Company's financial results for the third quarter and nine months ended September 30, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: November 21, 2017	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact: Ioannis Zafirakis Director, Chief Operating Officer and Secretary Telephone: + 30-210-9470100 Email: izafirakis@dianashippinginc.com Website: www.dianashippinginc.com

For Immediate Release

Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2017

ATHENS, GREECE, November 21, 2017 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today reported a net loss of $24.5 million and net loss attributed to common stockholders of $25.9 million for the third quarter of 2017, including an $8.4 million impairment loss on the m/v Melite which was sold for scrap in October 2017 after her grounding in July 2017 and the receipt from the insurers of the insured value. This compares to a net loss of $78.3 million and net loss attributed to common stockholders of $79.8 million for the third quarter of 2016.
Time charter revenues were $43.9 million for the third quarter of 2017, compared to $27.1 million for the same quarter of 2016. The increase in time charter revenues was due to increased average time charter rates achieved for the Company's vessels during the quarter and increased revenues resulting from the enlargement of the fleet.
Net loss and net loss attributed to common stockholders for the nine months ended September 30, 2017 amounted to $74.8 million and $79.1 million, respectively. This compares to a net loss and net loss attributed to common stockholders of $141.0 million and $145.3 million, respectively, for the same period of 2016. Time charter revenues were $113.0 million for the nine months ended September 30, 2017, compared to $86.2 million for the same period of 2016.

Fleet Employment Profile (As of November 17, 2017)
Diana Shipping Inc.'s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
	22 Panamax Bulk Carriers
1	DANAE	A	$7,750	5.00%	Phaethon International Company AG	24-May-17	25-Nov-17 - 29-Dec-17	1
	2001 75,106
2	DIONE	A	$7,050	5.00%	Caravel Shipping Limited, Hong Kong	4-May-17	27-Nov-17 - 18-Feb-18	1
	2001 75,172
3	NIREFS	A	$9,400	5.00%	Jaldhi Overseas Pte. Ltd., Singapore	5-May-17	5-Jun-18 - 5-Sep-18
	2001 75,311
4	ALCYON		$5,000	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	4-May-16	20-Jul-17
		A	$8,800	5.00%	Hudson Shipping Lines Incorporated	20-Jul-17	20-Jul-18 - 20-Oct-18
	2001 75,247
5	TRITON	A	$6,500	5.00%	Ausca Shipping Limited, Hong Kong	8-Jun-17	8-Jul-18 - 23-Oct-18
	2001 75,336
6	OCEANIS	A	$7,000	5.00%	Ausca Shipping Limited, Hong Kong	30-May-17	30-Jul-18 - 14-Nov-18
	2001 75,211
7	THETIS	B	$5,150	5.00%	Transgrain Shipping B.V., Rotterdam	19-Jun-16	14-Jul-17
			$8,350	5.00%	Ausca Shipping Limited, Hong Kong	14-Jul-17	14-Jul-18 - 14-Oct-18
	2004 73,583
8	PROTEFS	B	$7,900	5.00%	Hudson Shipping Lines Incorporated	24-Jun-17	24-Jun-18 - 9-Oct-18
	2004 73,630
9	CALIPSO	B	$9,000	5.00%	Transgrain Shipping B.V., Rotterdam	14-Mar-17	30-Jan-18 - 14-May-18
	2005 73,691
10	CLIO		$5,350	5.00%	Transgrain Shipping B.V., Rotterdam	22-May-16	9-Jul-17
		B	$8,550	5.00%	Phaethon International Company AG	9-Jul-17	9-Aug-18 - 9-Nov-18
	2005 73,691
11	NAIAS		$7,500	5.00%	Glencore Agriculture B.V., Rotterdam	27-Dec-16	11-Nov-17	2
		B	$10,000	5.00%	Phaethon International Company AG	24-Nov-17	9-Feb-19 - 24-May-19	3
	2006 73,546
12	ARETHUSA	B	$7,200	5.00%	Noble Resources International Pte. Ltd., Singapore	23-Jan-17	27-Nov-17 - 23-Mar-18	1,4
	2007 73,593
13	ERATO	C	$7,250	5.00%	Phaethon International Company AG	25-May-17	25-Nov-17 - 30-Dec-17	1
	2004 74,444
14	CORONIS	C	$9,000	5.00%	Narina Maritime Ltd	16-May-17	16-Apr-18 - 16-Jul-18	5
	2006 74,381
15	MELITE	D	$8,000	5.00%	Uniper Global Commodities SE, Düsseldorf	6-Dec-16	- - -	6,7,8
	2004 76,436
16	MELIA	D	$9,500	5.00%	Nidera S.P.A., Roma	19-Mar-17	4-Feb-18 - 4-May-18	9
	2005 76,225
17	ARTEMIS		$5,350	5.00%	Bunge S.A., Geneva	7-Jun-16	8-Jul-17
			$9,000	5.00%	Ausca Shipping Limited, Hong Kong	8-Jul-17	8-Jul-18 - 8-Oct-18
	2006 76,942
18	LETO		$7,750	5.00%	Glencore Agriculture B.V., Rotterdam	29-Dec-16	27-Nov-17 - 29-Jan-18	1
	2010 81,297
19	SELINA	E	$7,100	5.00%	BG Shipping Co., Limited, Hong Kong	23-Feb-17	26-Nov-17 - 8-Feb-18	1
	2010 75,700
20	MAERA		$8,500	5.00%	Transgrain Shipping B.V., Rotterdam	15-Jun-17	22-Aug-17	10,11
		E	$11,900	5.00%	Unico Logistics Co., Ltd., Seoul	19-Sep-17	19-Jun-18 - 19-Aug-18
	2013 75,403
21	ISMENE		$5,850	5.00%	Glencore Grain B.V., Rotterdam	7-Aug-16	16-Sep-17
			$12,000	5.00%	DHL Project & Chartering Limited, Hong Kong	16-Sep-17	16-Sep-18 - 16-Dec-18
	2013 77,901
22	CRYSTALIA		$6,250	5.00%	SwissMarine Services S.A., Geneva	28-Jun-16	3-Oct-17
		F	$11,100	5.00%	Glencore Agriculture B.V., Rotterdam	3-Oct-17	3-Oct-18 - 18-Jan-19
	2014 77,525
23	ATALANDI	F	$5,300	5.00%	Glencore Grain B.V., Rotterdam	26-Mar-16	26-Nov-17 - 26-Apr-18
	2014 77,529

	5 Kamsarmax Bulk Carriers
24	MAIA		$7,500	5.00%	RWE Supply & Trading GmbH, Essen	13-Nov-15	27-Jul-17	12
		G	$10,125	5.00%	Glencore Agriculture B.V., Rotterdam	27-Jul-17	27-Jul-18 - 27-Oct-18
	2009 82,193
25	MYRSINI	G	$8,650	5.00%	RWE Supply & Trading GmbH, Essen	8-Jun-17	31-Aug-18 - 31-Dec-18
	2010 82,117
26	MEDUSA		$6,300	5.00%	Quadra Commodities S.A., Geneva	7-Apr-16	6-Jul-17
		G	$10,000	4.75%	Cargill International S.A., Geneva	6-Jul-17	6-Jul-18 - 6-Oct-18
	2010 82,194
27	MYRTO	G	$8,000	4.75%	Cargill International S.A., Geneva	17-Jan-17	17-Jan-18 - 17-Apr-18
	2013 82,131
28	ASTARTE		$9,000	5.00%	Glencore Agriculture B.V., Rotterdam	12-Jun-17	12-Aug-18 - 12-Nov-18
	2013 81,513
	5 Post-Panamax Bulk Carriers
29	ALCMENE		$8,000	4.75%	Cargill International S.A., Geneva	8-Jun-17	8-Jul-18 - 23-Oct-18
	2010 93,193
30	AMPHITRITE		$7,700	5.00%	Bunge S.A., Geneva	15-Jul-15	8-Sep-17	13,14
		H	$11,150	4.75%	Cargill International S.A., Geneva	28-Sep-17	28-Oct-18 28-Jan-19
	2012 98,697
31	POLYMNIA	H	$10,100	4.75%	Cargill International S.A., Geneva	15-Mar-17	31-Mar-18 - 15-Jul-18
	2012 98,704
32	ELECTRA	I	$8,000	5.00%	Uniper Global Commodities SE, Düsseldorf	11-Jun-17	11-Jul-18 - 11-Nov-18
	2013 87,150
33	PHAIDRA	I	$7,750	5.00%	Jera Trading Singapore Pte. Ltd.	19-May-17	26-Nov-17 - 3-Jan-18	1
	2013 87,146
	14 Capesize Bulk Carriers
34	NORFOLK		$12,000	5.00%	Trafigura Maritime Logistics Pte. Ltd., Singapore	26-Apr-17	24-Nov-17	1
	2002 164,218
35	ALIKI		$10,300	5.00%	SwissMarine Services S.A., Geneva	14-Feb-17	30-Dec-17 - 14-Apr-18
	2005 180,235
36	BALTIMORE		$11,300	4.75%	Cargill International S.A., Geneva	16-Feb-17	16-Mar-18 - 1-Jul-18
	2005 177,243
37	SALT LAKE CITY		$9,000	5.00%	Uniper Global Commodities SE, Düsseldorf	20-Jan-17	20-Jan-18 - 20-May-18
	2005 171,810
38	SIDERIS GS	J	$13,000	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	21-Jun-17	21-Jul-18 - 21-Nov-18
	2006 174,186
39	SEMIRIO	J	$14,150	5.00%	Koch Shipping Pte. Ltd., Singapore	21-May-17	21-May-18 - 21-Sep-18
	2007 174,261
40	BOSTON	J	$13,000	4.75%	Clearlake Shipping Pte. Ltd., Singapore	9-Aug-15	20-Nov-17	1,15
	2007 177,828
41	HOUSTON	J	$10,000	5.00%	SwissMarine Services S.A., Geneva	17-Feb-17	2-Mar-18 - 17-May-18	16
	2009 177,729
42	NEW YORK	J	$14,450	5.00%	Koch Shipping Pte. Ltd., Singapore	23-Apr-17	25-Nov-17 - 29-Dec-17	1
	2010 177,773
43	SEATTLE	K	$11,700	5.00%	Koch Shipping Pte. Ltd., Singapore	8-Feb-17	8-Apr-18 - 23-Jul-18
	2011 179,362
44	P. S. PALIOS	K	$10,550	5.00%	Koch Shipping Pte. Ltd., Singapore	27-Jan-17	27-Jan-18 - 11-Jun-18	17
	2013 179,134
45	G. P. ZAFIRAKIS	L	$6,500	5.00%	RWE Supply & Trading GmbH, Essen	14-Feb-16	14-Aug-17
			$15,000	5.00%		14-Aug-17	29-Sep-18 - 14-Jan-19
	2014 179,492
46	SANTA BARBARA	L	$12,000	4.75%	Cargill International S.A., Geneva	24-Jan-17	9-Jan-18 - 24-Apr-18
	2015 179,426
47	NEW ORLEANS		$11,250	5.00%	Koch Shipping Pte. Ltd., Singapore	10-Dec-16	10-Dec-17 - 10-Apr-18
	2015 180,960

	4 Newcastlemax Bulk Carriers
48	LOS ANGELES	M	BCI_2014 5TCs AVG + 14%	5.00%	SwissMarine Services S.A., Geneva	22-Jan-17	7-Feb-18 - 22-Apr-18
	2012 206,104
49	PHILADELPHIA	M	$15,500	5.00%	Koch Shipping Pte. Ltd., Singapore	14-Mar-17	14-Jan-18 - 29-Apr-18
	2012 206,040
50	SAN FRANCISCO	N	$11,750	5.00%	Koch Shipping Pte. Ltd., Singapore	5-Jan-17	5-Jan-18 - 20-May-18
	2017 208,006
51	NEWPORT NEWS	N	BCI_2014 5TCs AVG + 24%	5.00%	SwissMarine Services S.A., Geneva	10-Jan-17	10-Nov-18 - 10-Mar-19
	2017 208,021
* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Based on latest information.
2 Currently without an active charterparty. Vessel on scheduled drydocking.
3 Estimated delivery date to the charterers.
4 Vessel off-hire from June 27, 2017 to July 1, 2017.
5 Vessel off-hire for drydocking from August 11, 2017 to August 30, 2017.
6 As of July 25, 2017, vessel is off-hire due to a grounding incident.
7 On September 21, 2017, the Owners of the m/v Melite advised Charterers and cargo receivers that due to the impossibility of performance of the voyage under the relevant Bills of Lading, the Time Charterparty contract had been rendered frustrated and cargo owners were asked to make arrangements for the on carriage of their cargo or other disposal thereof.

8 ''Melite'' sold and delivered to her new Owners on October 24, 2017.
9 Since September 17, 2017, Charterers have changed to COFCO Agri Freight SA.
10 Charter included a one time gross ballast bonus payment of US$350,000.
11 Vessel on scheduled drydocking from August 24, 2017 to September 19, 2017.
12 Charterers have agreed to pay the weighted average of the 4 T/C routes on 14th July 2017 plus 20% for the excess period commencing July 13, 2017.
13 Charterers have agreed to pay the P2A_03 route plus 10%, as published by The Baltic Exchange on August 30, 2017, for the excess period commencing August 30, 2017.
14 Vessel on scheduled drydocking from September 8, 2017 to September 28, 2017.
15 Clearlake Shipping Pte. Ltd., Singapore is a member of the Gunvor Group.
16 Charterers will pay US$5,150 per day for the first 15 days of the charter period.
17 Vessel off-hire for drydocking from July 9, 2017 to July 20, 2017.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$43,920	$27,122	$112,960	$86,240
Voyage expenses	2,478	2,122	5,597	12,439
Vessel operating expenses	22,697	21,218	66,337	65,093
Net loss	(24,493)	(78,312)	(74,782)	(140,981)
Net loss attributed to common stockholders	(25,936)	(79,754)	(79,109)	(145,308)
FLEET DATA
Average number of vessels	51.0	46.0	49.4	44.9
Number of vessels	51.0	46.0	51.0	46.0
Weighted average age of vessels	8.2	7.9	8.2	7.9
Ownership days	4,692	4,232	13,495	12,310
Available days	4,632	4,227	13,275	12,232
Operating days	4,533	4,201	13,005	12,144
Fleet utilization	97.9%	99.4%	98.0%	99.3%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$8,947	$5,914	$8,088	$6,033
Daily vessel operating expenses (2)	$4,837	$5,014	$4,916	$5,288

________________________
(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Tuesday, November 21, 2017.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13672574.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

REVENUES:
Time charter revenues	$43,920	$27,122	$112,960	$86,240

EXPENSES:
Voyage expenses	2,478	2,122	5,597	12,439
Vessel operating expenses	22,697	21,218	66,337	65,093
Depreciation and amortization of deferred charges	22,363	20,626	65,083	60,940
General and administrative expenses	5,737	5,975	18,175	18,718
Management fees to related party	480	360	1,341	1,080
Impairment loss	8,446	-	8,446	-
Other loss/(income)	43	(53)	287	22
Operating loss	(18,324)	(23,126)	(52,306)	(72,052)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(6,799)	(5,698)	(19,874)	(16,309)
Interest and other income	1,460	540	3,028	1,637
Loss from equity method investments	(830)	(50,028)	(5,630)	(54,257)
Total other expenses, net	(6,169)	(55,186)	(22,476)	(68,929)

Net loss	$(24,493)	$(78,312)	$(74,782)	$(140,981)

Dividends on series B preferred shares	(1,443)	(1,442)	(4,327)	(4,327)

Net loss attributed to common stockholders	(25,936)	(79,754)	(79,109)	(145,308)

Loss per common share, basic and diluted	$(0.25)	$(0.99)	$(0.85)	$(1.81)

Weighted average number of common shares, basic and diluted	102,280,234	80,534,351	93,485,656	80,370,383

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Net loss	$(24,493)	$(78,312)	$(74,782)	$(140,981)
Other comprehensive loss (Actuarial loss)	(7)	(8)	(21)	(23)
Comprehensive loss	$(24,500)	$(78,320)	$(74,803)	$(141,004)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	September 30, 2017	December 31, 2016*
ASSETS	(unaudited)

Cash and cash equivalents	$37,201	$98,142
Other current assets	27,932	17,174
Advances for vessels under construction and acquisitions and other vessel costs	-	46,863
Vessels' net book value	1,495,711	1,403,912
Other fixed assets, net	22,733	23,114
Restricted cash	25,500	23,000
Due from related parties, non-current	82,617	45,417
Equity method investments	3,226	6,014
Other non-current assets	7,338	5,027
Total assets	$1,702,258	$1,668,663

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of deferred financing costs	$622,056	$598,181
Other liabilities	19,031	13,893
Total stockholders' equity	1,061,171	1,056,589
Total liabilities and stockholders' equity	$1,702,258	$1,668,663

* The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Net Cash provided by / (used in) operating activities	$8,251	$(4,981)	$11,172	$(18,606)
Net Cash provided by / (used in) investing activities	28	(737)	(165,684)	(46,295)
Net Cash provided by / (used in) financing activities	$(13,351)	$(11,538)	$96,071	$3,065